April 14, 2005


via facsimile and U.S. mail

Mr. Thomas A. Janochoski
Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101



	Re:	Great Northern Iron Ore Properties
		Form 10-K, Filed February 25, 2005
		File No. 001-00701

Dear Mr. Janochoski:

      We have reviewed the above filing and have the following comments. Our review has been limited to the areas commented on below. We have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Business, page 2

1. You disclose that your lands contain taconite capable of yielding approximately 332 million tons of iron ore pellets.
Supplementally
provide:

* The basis for this estimate; and any supporting documents you have.

* A map that indicates the location and boundaries of all of the lands in which you hold an interest, and their relationship to the operating mines that are currently paying royalties.

* A brief description of the mining operations that mine the land you obtain royalties from, including discussion of the extent that these mines operate off of your lands, and what percentage of the mine production has come from your lands for the past several years.

Exhibit 13

      Critical Accounting Policies, page 4

2. We note under your Critical Accounting Policies disclosure that tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods. Supplementally provide documentation of this process and what is involved.

Closing Comments

      Please understand that we may have additional comments after reviewing the supplemental materials you provide and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jennifer Goeken at (202) 824-5287, or in her absence, Jill Davis at (202) 942-1981, if you have questions regarding comments on the financial statements and related matters.
You may contact Roger Baer at (202) 942-2965 if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following
ZIP code:  20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Great Northern Iron Ore Properties
April 14, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE